UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								September 29, 2005

David J. O`Reilly, Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon CA  94583

	Re:	Chevron Corporation
		Form 20-F for the Fiscal Year Ended December 31, 2004
		Filed March 3, 2005
      File No. 001-00368

Dear Mr. Humphrey:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for these comments. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note statements and maps on your website indicating that you have operations in Syria. Chevron`s Form 10-K makes no mention of Syria or operations there. For example, see the text and maps describing worldwide operations in "Review of Ongoing Exploration and
Production Activities in Key Areas," beginning on page 11. Please address the accuracy of the disclosure and the current state of activity in regard to operations in Syria. We note also that a map entitled "ChevronTexaco operations in the Middle East" on your website indicates that you conduct lubricants operations in Syria (see pdf document available at http://www.chevron.com/operations/middle%5Feast/default.asp).
Finally, we note an October 2004 media report of a U.S. State Department news conference during which an administrator stated that
Pakistan took over Chevron`s oil concessions in Sudan.
In light of the fact that the U.S. State Department has identified Sudan and Syria as state sponsors of terrorism, and both countries are subject to U.S. economic sanctions, please describe for us all previous, current and anticipated contacts with Syria and Sudan, whether through subsidiaries, joint ventures, affiliates, investments or other direct or indirect arrangements.
2. Please discuss the materiality of your contacts with Sudan and Syria, and whether your contacts with those countries constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.  In this regard, we note that Arizona and
Louisiana
have adopted legislation requiring divestment from, or reporting of
interests in, companies that do business with U.S.-designated state
sponsors of terrorism.   We note also that Illinois and New Jersey
have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan, and several other states recently have proposed similar legislation.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
David J. O'Reilly
Chevron Corporation
September 29, 2005
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